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October 12, 2010

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Mark P. Shuman, Branch Chief Stephen Krikorian, Accounting Branch Chief Courtney Haseley, Staff Attorney Laura Veator, Staff Accountant
Re:	Demand Media, Inc. Registration Statement on Form S-1 (Registration No. 333-168612)

Ladies and Gentlemen:

        On behalf of Demand Media, Inc. (the "Company" or "Demand Media"), we are hereby filing Amendment No. 2 ("Amendment No. 2") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on August 6, 2010 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes ten copies of Amendment No. 2, five of which have been marked to show changes from the filing of the Registration Statement.

        Amendment No. 2 has been revised to reflect the Company's responses to the comments received by facsimile on October 1, 2010 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 2, unless otherwise indicated.

Amendment No. 1 to Form S-1 Registration Statement filed September 16, 2010

Cover Page

1.
Please provide us proofs of all graphic, visual or photographic information you will include in the printed prospectus. Please also advise whether your sequential pages of graphics will be presented as a single page gatefold. Note that we may have comments regarding this material.

        Response:    The Company has included in Amendment No. 2 all graphic, visual, or photographic information that it currently intends to use in the printed prospectus. If the Company includes any such additional information, it will provide it to the Staff for comment prior to inclusion in any printed prospectus. In addition, the Company advises the Staff that the sequential pages of graphics following the front cover of the prospectus will be presented as a single page gatefold.

2.
We note that your cover page art includes references to your "award-winning" properties. Since the amount of descriptive information necessary to accurately and completely convey the nature and limitations of the award would appear to be excessive, such text is therefore inconsistent with the requirements of Rule 421(d) of the Securities Act of 1933. Accordingly, please revise your inside cover page to remove the above-quoted text. Please also revise your registration statement to ensure that subsequent "award-winning" references are sufficiently described, such that investors are provided with a materially complete understanding of the referenced awards, the nature of such grants, and the meaning and any limitation of such awards.

        Response:    In response to the Staff's comment, the Company has removed the references to "award-winning" on the inside cover page of Amendment No. 2. The Company has further revised the disclosure in the Registration Statement to describe the specific awards garnered by the Company's owned and operated websites. Please see page 104 of Amendment No. 2.

General

3.
We note your response to prior comment 4. Please reconcile your statement in your response that the Wakefield Research survey was not prepared in connection with this offering, despite being commissioned by the company in April 2010. Specifically, please provide support for the assertion that in commissioning and funding this report, you never anticipated using any portion of the resulting report in connection with the registration statement. Please also advise what consideration you gave to providing a consent by Wakefield to be named in the registration statement pursuant to Rule 436(a) of Regulation C.

        Response:    In response to the Staff's comment, the Company confirms that the Wakefield Research survey was not prepared in connection with this offering, nor was it prepared with an intent or view to be used in connection with this offering, despite being completed in April 2010. Rather, the Wakefield Research survey was initially conceived in January 2010, to help the Company better understand the general circumstances, motivations, work processes, trends and compensation of the freelance writer community. The Company believed that this information would help it better target our marketing to this community and also help educate the press regarding the issues facing freelancers generally. After deciding to commission a survey of this type, the Company spent approximately two months interviewing market research firms and conducting an internal feasibility assessment before the Company selected and commissioned Wakefield on March 31, 2010.

        In the timeframe since the survey was administered and completed, the Company has utilized the results of the Wakefield Research survey to help guide how it markets the Demand Media studio offering to its community of freelance content creators. The Company believes that the survey has assisted it in undertaking directed efforts to build awareness and affinity for its studio model within the greater freelance contributor community, which is highly fragmented. The focus of the survey study design was to obtain user feedback based on a diverse demographic sampling of freelance content creators. This focus was not connected to the subsequent proposed initial public offering of the Company's common stock.

        In response to the Staff's comment regarding naming Wakefield in the registration statement, the disclosure has been revised to remove all references to Wakefield and express the statements as the Company's views, based on its market research and analysis. Please see page 101 of Amendment No. 2.

Use of Proceeds, page 48

4.
In response to prior comment 7, you note that the list of intended uses of proceeds set forth in the fourth paragraph of page 48 is presented in the order of priority in which the company believes that the proceeds may be used. Please revise the aforementioned disclosure to include the estimated dollar amount allocated for each specified use, based on the company's current plans.

        Response:    In response to the Staff's comment, the Company has revised the disclosure. Please see pages 6 and 48 of Amendment No. 2. We advise the staff supplementally that the Company expects that content investments will be its largest single category of expenditures in 2011. The Company has estimated a range for such content investments during 2011, and has added disclosure of this range under "Use of Proceeds" in response to the Staff's comment and in order to provide additional useful information to investors. The Company believes that its cash flow from operations, existing cash balances plus the availability under its revolving credit facility would be sufficient to fund all of its content investments and other expenditures described under "Use of Proceeds" through 2011 even if it did not complete this offering, and the Company has referenced this possibility in the revised disclosure. Hence, we submit that it may be misleading to investors to attempt to attach dollar estimates to such other uses of proceeds, inasmuch as completion of the offering is not necessarily a condition to any such expenditures. Moreover, the Company does not have any current specific plans regarding the amount of proceeds to be allocated among such uses. However, in order to provide further useful information to investors, the Company has added disclosure regarding the factors that could affect its expenditures on items other than content.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Intangibles—Undeveloped Websites, page F- 13

5.
We note your response to prior comment 19. Please describe in greater detail how you assess whether undeveloped websites are impaired. As part of your response, tell us whether all of your undeveloped websites are generating revenue. Further, tell us if each individual undeveloped website represents a separate unit of accounting for purposes of evaluating impairment. If not, tell us how you have defined the asset group for purposes of performing your impairment test and what factors you considered in making this determination.

        Response:    As disclosed on page F-13 and as noted in prior response 19 to the Staff, the Company capitalizes the costs incurred to acquire its undeveloped websites and records them as intangible assets on its balance sheets and amortizes these costs over their expected useful lives.

        As previously disclosed to the Staff, the Company regularly acquired undeveloped website names through third parties or through the Company's Registrar services (website names that expire and can be registered by the Company through its Registrar) as part of its normal course of business. The Company purchases a portfolio of undeveloped websites through third parties generally in single purchases ranging from approximating 1,000 undeveloped websites to approximately 28,000 undeveloped websites. The purchase price for the portfolio is based on recent historical revenue multiples of the entire portfolio of undeveloped websites (versus on a website-by-website basis). For undeveloped websites acquired through the Company's Registrar services, the cost to register the undeveloped website is generally under $10 per website name and represents the registration fee due to the registry and ICANN for the first year of registration, which costs are amortized over the one-year initial registration period. Through June 30, 2010, the vast majority of the Company's purchases of undeveloped websites were done on a portfolio (or "grouped") basis as compared to individual registrations of undeveloped websites through the Company's Registrar services.

        As disclosed in prior response 19 to the Staff, revenues for undeveloped websites are generated by utilizing the Company's system of monetization tools that place relevant advertising on the applicable site based on the expected interests of consumers arriving at that location. With the exception of a URL web address, undeveloped websites owned by the Company are substantially homogeneous, whereby advertising links and web-page links are similar in appearance and functionality and monetized through the same infrastructure and at similar costs. In addition, revenue arrangements entered into with partners such as Yahoo! and Google are done on a portfolio basis, whereby advertising rates are tiered based upon the volume of advertising revenue generated by the entire portfolio of undeveloped websites, not on a website-by-website basis. Revenues for each individual undeveloped website will vary period-to-period due to maturity of the undeveloped website and consumer interest. In some cases, certain undeveloped websites will generate higher amounts of revenue in one month as compared to another month. Due to the high volume of undeveloped websites being monetized at any point in time, receipt of revenue information from advertisers on an aggregated basis of websites, and the resulting impracticability of monitoring revenue information on a website-by-website basis, as well as a similar aggregated cost structure across the entire portfolio of undeveloped websites, the Company regularly reviews the revenue performance of its undeveloped websites on a combined or portfolio basis, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and asset groups. This lowest level of identifiable cash flow or asset grouping is consistent with the manner in which the Company makes purchases decisions, enters into related revenue arrangements, and manages the overall service offering.

        As a result, the Company accounts for its entire portfolio of undeveloped websites as an individual asset group as defined by ASC 360-10-35-23, whereby an "asset grouping" is the unit of accounting for a long-lived asset or assets to be held and used that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

        In accordance with ASC 360-10, an intangible asset or asset group subject to amortization, in this case the Company's "portfolio of undeveloped websites," shall be reviewed for impairment by applying the recognition and measurement provisions in ASC 360-10 paragraphs 35-17 through 35-35. As stated in ASC 360-10-35 and as previously disclosed on page F-12 of the Registration Statement, the Company evaluates the recoverability of its long-lived assets with finite lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Such triggering events or changes in circumstances may include a significant decrease in the market prices of undeveloped websites, significant adverse changes in the legal factors or business climate that could affect the Company's undeveloped websites, current or future operating or cash flow losses that demonstrate continuing losses associated with the Company's use of undeveloped websites, and or a current expectation that, more likely than not, undeveloped websites or media content would be sold prior to the end of its estimated useful life. If events or circumstances indicate that the carrying amount of the Company's undeveloped websites may not be recoverable and the expected undiscounted future cash flows attributable to the undeveloped websites are less than their aggregate carrying amount, an impairment loss equal to the excess of the undeveloped websites carrying value over its fair value is recorded. In accordance with Subtopic 360-10, fair value is determined by the undeveloped websites undiscounted cash flows expected to result from the use and eventual disposition at the asset group level. To date, no events or changes in circumstances have occurred that would indicate an impairment of such asset group.

Intangibles Assets—Media Content, page F-13

6.
We note your response to prior comment 10 that the historic cost of your content and the separate existence for each individual piece of content provide attributes that are measureable and sufficiently reliable, and that revenue is generated based on users clicking on links within the content or the number of page views of the content. Please tell us whether each piece of content you have capitalized is generating revenue. Further, tell us how you assess impairment for your content, including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

        Response:    As previously disclosed on page F-13 of the Registration Statement and as noted in prior response 20 to the Staff, the Company capitalizes the costs incurred to acquire its media content and records them as intangible assets on its balance sheets and amortizes these costs over their expected useful lives. Please also reference response 7 below in conjunction with reviewing this response.

        The Company advises the Staff that substantially all of the Company's media content has been acquired through its proprietary content creation platform, which is designed to produce a high volume of content through a unified and systematic content creation process. This systematic content process is substantially the same for every unit of content created. Our content creation process begins with a series of proprietary technologies, algorithms and processes that analyze search query and user behavior data to generate content titles designed to meet consumer and advertiser demand as well as our financial return thresholds for capital investments. Unlike most traditional content publishing, which tends to be more topical, short-term or newsworthy, our media content titles, derived through the Company's systematic process, are generally designed to be "evergreen" focused with a longer useful life than traditional newsworthy published content. Our algorithms and processes are designed to generate titles such as "How to Boil an Egg" or "How to Teach Your Child Manners" across virtually all categories, from home and garden to personal finance. Once a suitable content title that meets the Company's requirements has been identified, it becomes available for the Company's freelance community of content creators to create, whether in the form of text articles or videos. Each piece of content is created using the same integrated process and Company-published style guide, and at similar predetermined price points. Once created, the content goes through a secondary process of editing and fact-checking to ensure that it meets quality and style guide standards. Upon achieving our acceptance, the content creator is paid for the content. The Company has full rights and title to each unit of content created through this process. Once completed, the content passes through a final systematic process to be displayed, in substantially the same form and consistency, on one of the Company's owned and operated web-based properties, such as eHow.com or Livestrong.com, or on one of its network partners' websites. The Company advises the Staff that during the six months ended June 30, 2010, the Company acquired an average volume of 30,000 to 35,000 units of content on a weekly basis, in the form of text articles or videos at average price points under $30 per unit of content. In addition, the Company advises the Staff that given that (i) content creation at scale is a fundamental underpinning of our business model to generate revenue from advertising and (ii) the efficiency of systematically creating content has predictive internal rates of return through unified processes, the Company has continued to accelerate its investment in its media content since December 31, 2008 through the six months ended June 30, 2010.

        The overall process of creating media content and the related value to the Company is not derived at an individual unit of media content, but rather it is the Company's ability to systematically produce media content in scale, at known price points, and with estimated financial returns, which drives value and advertising revenue. Furthermore, as the Company's media content is designed to be "evergreen" in nature, it is generally interchangeable and can be repurposed amongst certain owned and operated properties and to third parties with similar demands for high volumes of "evergreen" related content. As previously disclosed to the Staff, revenue from media content is generated by users clicking on advertising links on web-pages displaying the Company's media content or through branded advertisements displayed on user page views on web-pages displaying our media content. Advertisers generally negotiate advertising spending with the Company based upon the amount of impressions, or page views and click-through rates that can be reached on the Company's owned and operated websites in total, not based upon a single unit of content. Also, our automated tracking and reporting systems are based on aggregated advertising generated by our entire content library, rather than the amount of advertising generated by individual units. Similar to undeveloped websites, each unit of content will vary in the amount of page views it generates, and in certain cases multiple units of content may be displayed on a single web page. As a result, the Company evaluates its financial return on content investment based on the aggregate portfolio of content. Accordingly, it is the Company's entire portfolio of content that is, in aggregate scale, generating the user page view traffic necessary to drive advertising interest and related revenue. Given the systematic process and high volume of media content that is produced and displayed on a weekly basis, coupled with the impracticability of directly attributing revenue information on a single unit of content, the Company manages this service offering and reviews the related revenue information of its media content on a portfolio or combined basis, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and asset groups. This lowest level of identifiable cash flow or asset grouping is consistent with the manner in which the Company makes purchases decisions, enters into related revenue arrangements, and manages the overall service offering, as well as indicative of the fact that content generated at this scale and cost is not intended to be economically managed at the single unit of content level.

        As a result, the Company accounts for its entire portfolio of media content as an individual asset group as defined by ASC 360-10-35-23, whereby an "asset grouping" is the unit of accounting for a long-lived asset or assets to be held and used that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

        In accordance with ASC 360-10, an intangible asset or asset group subject to amortization, in this case the Company's portfolio of "media content," shall be reviewed for impairment by applying the recognition and measurement provisions in ASC 360-10 paragraphs 35-17 through 35-35. As stated in ASC 360-10-35 and as previously disclosed on page F-12 of the Registration Statement, the Company evaluates the recoverability of its long-lived assets with finite lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Such triggering events or changes in circumstances may include a significant decrease in the market prices of media content, significant adverse changes in the legal factors or business climate that could affect the Company's media content, current or future operating or cash flow losses that demonstrate continuing losses associated with the Company's use of media content, or a current expectation that, more likely than not, media content would be sold prior to the end of its estimated useful life. If events or circumstances indicate that the carrying amount of the Company's media content may not be recoverable and the expected undiscounted future cash flows attributable to the media content are less than their aggregate carrying amount, an impairment loss equal to the excess of the media content carrying value over its fair value is recorded. In accordance with Subtopic 360-10, fair value is determined by the media content undiscounted cash flows expected to result from the use and eventual disposition at the asset group level. To date, no events or changes in circumstances have occurred that would indicate an impairment of such asset group.

7.
We note you support recognizing the purchase of media content as an asset because you believe it would satisfy the definition of an asset under the Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Explain why you believe that the future benefits are probable and that these benefits can be measured with sufficient reliability before the content is released. In addition, explain why you believe that the weighted-average useful life of the content is 5.5 years. That is, explain how you determine the period over which the asset is expected to contribute directly or indirectly to the future cash flows.

        Response:    The Company has determined that media content, comprised of text articles and videos, represents an asset as defined in the Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, because: (i) the content embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to the Company's future net cash inflows; (ii) the Company obtains the benefit and controls others' access to it; and (iii) the transaction or other event giving rise to the Company's right to or control of the benefit has already occurred.

        The Company advises the Staff that its Content & Media service offering revenue (approximately 58% of total revenue in the six months ended June 30, 2010) is generated substantially through the sale of advertising. The primary reason to invest in content is to use it as the tool to attract users and generate traffic on websites, which allow the Company to sell advertising alongside or embedded in the content at amounts that are expected to generate revenue over its expected useful life in excess of the cost of creating and deploying such content. Content is therefore considered to be the key economic driver for the Content & Media service offering.

        The decision to invest in the creation of content is largely based on consideration of three principal factors: (i) an analysis of historic data to help determine what specific content related subject matter that consumers are interested in; (ii) the amount advertisers are prepared to pay for access to consumers interested in that specific subject matter; and (iii) the expected cost of creating content related to that subject matter.

        The Company utilizes a series of proprietary technologies, algorithms and processes to support its media content investment decisions and provide a basis for our determination that such investments encompass probable future economic benefits. These processes analyze search query and user behavior data to identify commercially valuable topics that are in-demand. This includes analysis of publicly available third-party data, such as keyword prices on large advertising networks and the frequency of specific search queries, as well as analysis of proprietary data from our Content & Media and Registrar service offerings, such as the categories of domain names being purchased and the types of search queries driving consumers to our text articles and videos. These processes help the Company identify common subject matter areas of interest to internet users which is then compared to rates advertisers quote that they are prepared to pay for access to consumers interested in that subject matter.

        As a result of its extensive experience of publishing media content from its existing portfolio (over 2 million text articles and approximately 200,000 videos as of June 30, 2010), the Company is able to reliably estimate expected page view numbers and advertising rates ahead of publication of new content, and thus, support its assertion that such targeted investment in relevant content embodies probable economic benefits. The same experience permits the Company to accurately project content and media creation and deployment costs prior to its investment decision.

        The Company only commissions the creation of content when the algorithm indicates that a particular title is expected to generate a sufficient return on investment over its useful life. Accordingly, the Company primarily focuses on the creation of "evergreen" content (e.g. "how to train for a marathon") and typically avoids topical content (e.g. "Dow Index crosses 11,000") which would not be expected to have a sufficient useful life to generate the required economic return. The algorithms therefore are designed to help identify specific subject matter related titles that are expected to generate a sufficient return on investment based upon a determination that there has been and will continue to be sufficient consumer interest in a particular subject matter over a prolonged period of time that economically justifies the decision to invest in the creation of content for that specific subject matter.

        Further, the Company's processes also include a system of monetization tools that enable it to optimize revenue yield across its distribution channels by applying contextual matching algorithms that place advertisements based on website subject matter specific content and yield optimization systems that continuously evaluate performance of advertisements on websites to maximize revenue. These processes enhance the economic value of the subject specific content as they allow advertisers to access consumers interested in a specific subject matter. Following the example above, athletic equipment advertisers would likely pay a premium over untargeted consumer space for a placement against the "how to train for a marathon" content as the consumer has already indicated an interest in subject matter related to their product. Our targeted approach to acquiring relevant content at mass scale in combination with our system of monetization tools further supports our determination that our content embodies a probable future benefit that involves a capacity, both singly and in combination with other assets, to contribute directly to the Company's future net cash inflows.

        In addition to the proprietary algorithms, the Company also continuously assesses on an aggregate or portfolio basis the revenue generating performance of content currently deployed on its websites and uses this information to refine its processes as relevant. The Company believes that this analysis and detailed process involving the analysis of millions of relevant and comparable historical data points allows it to conclude that the future economic benefits of media content commissioned through this process are probable and that these benefits can be measured with sufficient reliability before the content is released. The Company therefore has determined that its media content meets the definition of an asset as its service potential drives the creation of future net cash inflows of the organization, and thus, probable economic benefits.

        Capitalized media content is amortized on a straight-line basis over a weighted average of 5.3 years at June 30, 2010, representing the Company's best estimate of the pattern that the underlying economic benefits are expected to be realized and based on our estimates of the projected cash flows from advertising revenues expected to be generated by the deployment of that portfolio of content. These estimates are based on the Company's current plans and projections for its content. The Company assesses its useful life estimate with reference to the same data used by the algorithm to determine its projected return on investment when making the initial content investment decision (i.e., with consideration of the period of time that consumer search queries demonstrate a sustained interest in that specific subject matter).

        In addition, the Company regularly compares the overall economic returns projected on our aggregated investment in content to actual returns achieved to date which includes assessment of the estimated period that content will continue to generate future cash flows. While the Company is less than five years old, it has access to historical data from predecessor companies that it acquired in business combinations relating to advertising revenue generated by comparable media content that has been deployed on websites since 2000. The Company therefore has relevant historic data over a ten year period which it uses to base its estimate of the useful life of its media content.

        The media content acquired via business combinations was determined to have a weighted average useful life of 5.6 years under purchase accounting. To date, certain of the content acquired via business combinations has generated cash flows from advertisements beyond a five year life. Substantially all media content created or acquired since March 2008 has been amortized over a period of five years representing the Company's best estimate of its useful life.

        The Company closely monitors the performance of media content it has deployed at scale since 2008, when assessing its estimated useful life in comparison to historical data available over a greater period of time for similar content published at lesser volumes. To date, content deployed at scale demonstrates similar useful life characteristics as content published more than five years ago at lesser volumes. The Company monitors this closely as more historical data becomes available each month. However, currently, content is being amortized over the Company's best estimate of its useful life based on a careful assessment of all available information, including consideration that the Company's overall approach to developing content in mass is a new and what we believe to be relatively unique business model, as well as the fact that broader trends and developments in digital/internet media are evolving at a rapid pace for what is still a relatively new medium. Accordingly, based on our historical experience to date, we believe that our estimated useful life assumption for our portfolio of content reasonably and conservatively incorporates the potential effects and risks associated with obsolescence, a new and rapidly evolving industry, the potential for technological and competitive forces changing the dynamics of our business and other economic factors. We are rapidly developing additional data at a larger scale that continues to support the long-lived nature of the useful life of our content. Our analysis of these trends is also coupled with an appropriate consideration of the risks as highlighted above given the relative new and unique nature of our business.

        Given the above factors and in consideration of the Staff's comment regarding the determination of the useful life of our media content, the disclosure statement has been updated to include a sensitivity analysis to illustrate the approximate impact a change in the estimate of the useful life of content would have on the Company's financial statements. Please see page 71 of Amendment No. 2.

8.
We note your disclosure that the company capitalizes the costs incurred to acquire and deploy its media content. Please tell us the nature of the costs you incur to deploy your content and how you have considered the provisions of ASC 350-50-25-10 through 13 in determining it is appropriate to capitalize these costs.

        Response:    The Company's policy is to capitalize the amounts paid to the contributors of content produced for placement on the Company's websites, such as text articles and videos. These external costs represent the vast majority of our media content acquisition costs. The Company also capitalizes certain internal costs related to content editorial such as editing, rewrites and proofreading of individual units of content acquired prior to its approval for publication on the basis that these costs are specific to the creation of individual pieces of content and enhance the economic value of the asset, as well as the preparation of the content for its intended use.

        The Company does not incur material direct costs to deploy content into a website as the integration process is fully automated. However, support and maintenance costs associated with supporting the automated solution to input content in a website are expensed as incurred. In addition, website support costs, data conversion, the cost of maintaining content blogs where applicable, review of website taxonomy, portfolio content audits, and software maintenance and overhead costs are also all expensed as incurred. Likewise, costs incurred to embed advertisements into and alongside media content published are expensed as incurred.

        The Company believes that the treatment applied to the costs incurred to acquire and deploy its media content is consistent with the provisions of ASC 350-50-25-10 through 13.

Revenue Recognition, page F-15

9.
We note your response to prior comment 21 that you recognize revenue derived from advertising that you sell and display on a Network of Customer Websites on a gross basis. Please tell us more about these transactions, including: 1) whether the company purchases advertisement impressions and has inventory risk for impressions purchased in advance; 2) whether the advertisers can seek remedies from the Network of Customer Websites in any situations; and 3) what activities are performed by the company and the what activities are performed by the Network of Customer Websites in providing the service and running the ads.

        Response:    The Company advises the Staff that it contracts with the Network of Customer Websites to manage sections or elements of their websites including monetization of the related advertising space in return for a revenue share of the advertising revenue generated from selling advertising on these parts of their websites. For these arrangements, the Company is the primary obligor in dealing with the advertisers, contracts directly with the advertiser and is responsible for providing the service desired by that customer. The Company is solely responsible for fulfillment, including the determination of the acceptability of the services ordered or purchased by the customer, and bears the risks and rewards of a principal in the transaction.

        The Company does not purchase advertising impressions in relation to these transactions and is not therefore exposed to inventory risk for impressions purchased in advance. Rather, the Company includes the allocated available advertising placement space on the Network of Customer Websites on its bidding platform and sells advertising space on these websites to the highest bidder. The Company is free, subject to certain contractual conditions, to sell this placement space to any bidder as if it owned the website itself. The contractual restrictions are typically designed to only prohibit insertion of advertising material related to a direct competitor of that Network Customer or materials that could reasonably be expected to tarnish the brand of the Network Customer. The Company has full discretion and control over the selection of the highest bidding advertiser with no approvals required from the Network of Customer Websites prior to publication of the material. The Company has full latitude in establishing the exchange price with the advertiser and bears collection risk on the transaction. This latitude to establish the sales price in these transactions is further indicative of our determination that we are the principal in these arrangements.

        The Company is contractually responsible to the advertiser for managing and optimizing the display of advertising on the Network of Customer Websites. The Company fulfills this by hosting an advertising exchange that places the material it selected directly onto the Network of Customer Websites webpage such that there is no direct interaction between the advertiser and the Network of Customer Websites. The Network of Customer Websites does not provide any services in relation to running the advertisements on its websites. The advertisers have no contact with the Network of Customer Websites throughout the transaction and have no recourse to seek remedies from the Network of Customer Websites under any situation.

        The Company recognizes revenue on a gross basis for these transactions as it considers itself to be the primary obligor in this relationship with the advertiser as it is solely responsible for fulfillment of all aspects of the advertising services, as well as responsible for all aspects of the arrangement with the advertiser.

LIVESTRONG.com Warrants, page F-45

10.
We note your response to prior comment 25 that the company is recognizing the fair value of the warrant over a period of four years which corresponds to the period of time over which Armstrong is required to perform promotional services. Please tell us how there is a future performance obligation relating to this warrant if it was non-forfeitable, fully vested and exercisable immediately upon issuance, and why it is appropriate to recognize the fair value over four years rather than expensing upon issuance.

        Response:    The Company advises the Staff that the warrants issued to Lance Armstrong ("Armstrong") were non-forfeitable, fully vested and exercisable immediately upon issuance. Therefore and in accordance with ASC 505-50-30-14, the Company measured the fair value of the warrant using the Black-Scholes option pricing model on the contract date, January 15, 2008. ASC 505-50-25-4 provides that expense should be recognized in the same period and in the same manner as if an enterprise had paid cash for the services.

        The warrant was granted as consideration for Armstrong providing various professional services, including his endorsement and active promotion of the Livestrong websites including a prescribed number of annual appearances at events determined by the Company over a four year period (the

"Services"). The Services are to be performed over a four year period from January 2008 through December 31, 2011.

        Therefore, the Company is recognizing the fair value of the Services that were prepaid via the warrant over a period of four years corresponding to the period of time over which Armstrong is required to provide the Services. This treatment is consistent with that as if the Company had paid cash consideration for Armstrong's Services.

        Supplementally, the Company advises the Staff that as a world renowned athlete and celebrity spokesperson, Armstrong's standing is such that he was able to command an upfront payment for his professional services. It is noted however, that should Armstrong fail to fulfill his contractual obligations, the Company would be entitled to pursue legal remedies for such breach of contract and seek to recover any damages where relevant under the terms of the arrangement.

*        *        *        *

        Please do not hesitate to contact me by telephone at (650) 463-4661 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Robert A. Koenig
Robert A. Koenig, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:
Richard M. Rosenblatt, Demand Media, Inc.
Matthew P. Polesetsky, Esq., Demand Media, Inc.
W. Alex Voxman, Esq., Latham & Watkins LLP
Kevin P. Kennedy, Esq., Simpson Thacher & Bartlett LLP